As filed with the Securities and Exchange Commission on July 21, 2000

                                                             File No. 70-_______

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                             APPLICATION-DECLARATION
                                   ON FORM U-1
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      -------------------------------------


        Sierra Pacific Resources           Portland General Electric Company
             6100 Neil Road                      121 SW Salmon Street
           Reno, Nevada 89511                   Portland, Oregon 97204


                      ------------------------------------
                    (Name of companies filing this statement
                  and addresses of principal executive offices)


           Michael R. Niggli                        Peggy Y. Fowler
           Chairman and Chief            President and Chief Executive Officer
           Executive Officer               Portland General Electric Company
        Sierra Pacific Resources                  121 SW Salmon Street
            6100 Neil Road                       Portland, Oregon 97204
          Reno, Nevada 89511                        (503) 464-8000
            (702) 834-3600

                      -------------------------------------
                   (Names and addresses of agents for service)

             The Commission is also requested to send copies of all
                notices, orders and communications in connection
                            with this Application to:

                      -------------------------------------

    Clifford M. (Mike) Naeve, Esq.             Joanne C. Rutkowski, Esq.
    William C. Weeden                          LeBoeuf, Lamb, Greene
    Paul Silverman, Esq.                         & MacRae, L.L.P.
    W. Mason Emnett, Esq.                      1875 Connecticut Avenue, N.W.
    Skadden, Arps, Slate,                      Washington, D.C. 20009
      Meagher & Flom LLP
    1440 New York Avenue, N.W.                 Adam Wenner, Esq.
    Washington, D.C. 20005                     Vinson & Elkins L.L.P.
                                               1455 Pennsylvania Avenue, N.W.
                                               Washington, D.C. 20004

Item 1.   Description of The Proposed Transaction

A.   Introduction and General Request

     1.   Overview of the Acquisition

          Sierra Pacific Resources, a Nevada corporation ("Sierra Pacific"), has filed with the Commission an Application/Declaration on Form U-1 (File No. 70-9619) (the "Merger U-1") under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended ("Act"), seeking approvals relating to the proposed acquisition by Sierra Pacific of Portland General Electric Company, an Oregon corporation ("PGE"), pursuant to which PGE will become a wholly-owned subsidiary of Sierra Pacific (as described in the Merger U-1, the "Transaction"), and for other related transactions. Sierra Pacific will register as a holding company under the Act upon the consummation of the Transaction. Each of the entities that will be direct or indirect subsidiaries of Sierra Pacific upon consummation of the Transaction is referred to herein individually as a "Subsidiary" and collectively as "Subsidiaries." Sierra Pacific and the Subsidiaries are sometimes collectively referred to below as the "Sierra System" or as the "Applicants".

     2.   General Request

          This Application/Declaration seeks authorization and approval by the Commission for the ongoing financing activities and other matters pertaining to Sierra Pacific and the Subsidiaries following the Transaction and registration of Sierra Pacific as a holding company. Specifically, this Application/Declaration seeks the following authorizations and approvals:

     o In order to ensure that the Sierra System can meet its capital requirements immediately following registration and plan its future financing, Sierra Pacific and the Subsidiaries request authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing for a period of three (3) years from the date of that order (the "Authorization Period").

     o Sierra Pacific requests that the Commission approve under Sections 6(a) and 7 of the Act the issuance of 6,600,000 shares of common stock under common stock investment and stock-based management incentive and employee benefit plans.

     o In addition, the Applicants request authorization to (i) enter into hedging transactions; (ii) acquire financing subsidiaries; and (iii) acquire intermediate subsidiaries for the purpose of investing in Rule 58 subsidiaries, exempt telecommunications companies as defined in
          Section 34 of the Act ("ETCs"), or other non-exempt non-utility subsidiaries.

          This Application/Declaration also seeks a general grant of authority for Sierra Pacific, after the Transaction, to restructure its non-utility interests from time to time, without the need to apply for or receive prior Commission approval. The restructuring could involve the formation of one or more new special-purpose subsidiaries to hold direct or indirect interests in any of all of the Sierra System's existing or future authorized non-utility businesses. This authority is similar to that recently granted in Columbia Energy Group, Holding Co. Act Release No. 27099 (Nov. 5, 1999).

B.   Description of the Parties to the Transaction

          Following completion of the Transaction, Sierra Pacific will have three operating public utility company subsidiaries (the "Utility
Subsidiaries"):

     o Sierra Pacific Power Company ("SPPC"), a public utility company engaged in: (i) the generation, purchase, transmission, distribution and sale of electricity in northern Nevada and the Lake Tahoe region of California; (ii) the purchase, distribution, and sale of natural gas; and (iii) the distribution and sale of water, the latter two activities confined to Reno and Sparks, Nevada and the surrounding area;

     o Nevada Power Company ("Nevada Power"), a public utility company engaged in the generation, purchase, transmission, distribution and sale of electricity in Las Vegas and surrounding communities in southern Nevada; and

     o PGE, a public utility company engaged in the generation, purchase, transmission, distribution and sale of electricity in the State of Oregon.

          A list of Sierra Pacific's other Subsidiaries is set forth in the Merger U-1 and the exhibits thereto. All of Sierra Pacific's direct and indirect Subsidiaries, other than the Utility Subsidiaries, are referred to as the "Non-Utility Subsidiaries" in this Application/Declaration.

C.   Other Pending Applications

     o File No. 70-9619: Sierra Pacific and PGE are seeking approval for the Transaction and related matters.

     o File No. 70-9621: Sierra Pacific is seeking Commission authorization and approval with respect to the provision of intra-system services following the Transaction ("Service Company U-1").

D.   Overview of Financing Request

          This Application/Declaration requests financing authority to maintain existing financing facilities after the Transaction and to meet the capital requirements for the Sierra System after completion of the Transaction and the registration of Sierra Pacific as a holding company. Specifically, the Applicants request authorization to engage in the financing transactions described below during the Authorization Period. Approval of this request will give the Applicants the flexibility to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to carry on competitive business activities efficiently and effectively and thus provide benefits to customers and shareholders. Approval of this Application/Declaration is consistent with existing Commission precedent, both for newly registered holding company systems, see, e.g., New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997); Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999), and holding company systems that have been registered for a longer period of time, see, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996); Gulf States Utilities Company, Holding Co. Act Release No. 26451 (Jan. 16, 1996)).

          The financing authorizations requested in this Application/Declaration relate to:

     o (a) external issuances by Sierra Pacific of common stock, preferred stock, trust preferred securities, hybrid securities (i.e., mandatorily convertible securities), long-term debt, short-term debt, and other securities and (b) the entering into by Sierra Pacific of transactions to manage interest rate risk ("hedging transactions");

     o issuances of debt securities (including commercial paper) and the entering into of hedging transactions by the Utility Subsidiaries to the extent not exempt pursuant to Rule 52;

     o issuances by Non-Utility Subsidiaries of debt securities that are not exempt pursuant to Rule 52;

     o the ability of wholly owned Subsidiaries to alter their capital stock in order to engage in financing transactions with their parent company and to engage in a reverse stock split to reduce franchise taxes, subject, in the case of Utility Subsidiaries, to the approval of, if required, a state utility commission in a state where the utility is incorporated and doing business; and

     o the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application/Declaration or pursuant to applicable exemptions under the Act, including intra-system guarantees of such securities and the retention of existing financing entities.

          As indicated in the Merger U-1, Sierra Pacific anticipates that it will finance most of the consideration required to complete the Transaction through the use of short-term debt authorized by that Application/Declaration, such as commercial paper, money market notes and/or bank loans. Depending on interest rates prevailing at the time the Transaction closes, it may also be cost-effective to issue some of the long-term debt authorized by this Application/Declaration at that time. However, the aggregate amount of short-term and long-term debt outstanding to finance the Transaction will not exceed $2.1 billion. After the Transaction is completed, Sierra Pacific plans to pay off part of the outstanding short-term debt with the proceeds of the sale of the electric generation assets of SPPC and Nevada Power and also reduce holding company debt through the issuance of additional common stock. Sierra Pacific then plans to refinance within the Authorization Period the remaining balance of short-term debt incurred to fund the Transaction consideration with one or more forms of long-term debt and/or trust preferred and hybrid securities authorized in connection with this Application/ Declaration. All of the financing required to raise the Transaction consideration will be take place at the holding company level.

E.   Parameters for Financing Authorization

          Applicants request authorization to engage without further Commission prior approval in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52. The following general terms (collectively, "Financing Parameters") will be applicable where appropriate to these financing transactions:

     1.   Effective Cost of Money on Borrowings

          The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application/Declaration will not exceed 300 basis points over the comparable term U.S. Treasury securities, and the effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application/Declaration will not exceed 300 basis points over the comparable term London Interbank Offered Rate ("LIBOR").

     2.   Maturity of Debt

          The maturity of indebtedness will not exceed 50 years.

     3.   Issuance Expenses

          The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to authority granted in connection with this Application/Declaration will not exceed 5% of the principal or total amount of the security being issued.

     4.   Use of Proceeds

          The proceeds from the sale of securities in external financing transactions will be used:

          o to pay the consideration required in order to complete the Transaction or to refinance short-term debt originally incurred to raise all or a portion of the Transaction consideration, and

          o for general corporate purposes including (i) the financing, in part, of the capital expenditures of the Sierra System, (ii) the financing of working capital requirements of the Sierra System,
               (iii) the acquisition, retirement or redemption pursuant to Rule 42 under the Act of securities previously issued by Sierra Pacific or its Subsidiaries without the need for prior Commission approval, and (iv) other lawful purposes, including direct or indirect investment in companies authorized under the Merger U-1, the Service Co. U-1 and in Rule 58 companies and ETCs. The Applicants represent that no such financing proceeds will be used to acquire a new subsidiary unless such financing is completed in accordance with a Commission order or an available exemption under the Act.

F.   Description of Specific Types of Financing

     1.   Sierra Pacific External Financing

          Sierra Pacific requests authorization to obtain funds externally through sales of common stock, preferred stock, trust preferred and hybrid securities, long-term debt and short-term debt securities in an aggregate amount not to exceed $3.15 billion during the Authorization Period. With respect to common stock, Sierra Pacific also requests authority to issue common stock to third parties in consideration for the acquisition by Sierra Pacific or a Non-Utility Subsidiary of equity or debt securities of a company being acquired pursuant to Rule 58 or Section 34 of the Act. In addition, Sierra Pacific seeks the flexibility to enter into certain hedging transactions to manage rate risk.

          a.   Common Stock

          The aggregate amount of financing obtained by Sierra Pacific during the Authorization Period from issuance and sale of common stock, par value $1.00 per share (other than for employee benefit plans or stock purchase and common stock investment plans, which are addressed below in this Application/Declaration) shall not exceed $360 million for the uses set forth in Section D above.

               i.   General

          Subject to the foregoing, Sierra Pacific may issue and sell up to $360 million of common stock. Sierra Pacific may also repurchase shares of such stock during the Authorization Period in accordance with Rule 42. Common stock financings may be effected pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

          Sierra Pacific may sell common stock covered by this Application/Declaration in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchasers; or (iv) directly to employees (or to trusts established for their benefit), shareholders and others through its employee benefit plans, director stock plans or stock purchase and common stock investment plans. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Sierra Pacific) or directly by one or more underwriters acting alone. The securities may be sold directly by Sierra Pacific or through agents designated by Sierra Pacific from time to time. If dealers are utilized in the sale of any of the securities, Sierra Pacific will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, Sierra Pacific may grant the underwriters thereof a "green shoe" option permitting the purchase from Sierra Pacific at the same price of additional shares then being offered solely for the purpose of covering over-allotments.

               ii.  Acquisitions

          Under the terms of Rule 58 and Section 34 of the Act, Sierra Pacific is authorized to acquire securities of companies engaged in energy-related consumer services, "energy-related businesses" as described in Rule 58 and ETCs. Historically, similar acquisitions have occasionally involved the exchange of parent company stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions are individually negotiated. The Sierra Pacific common stock to be exchanged may be purchased on the open market pursuant to Rule 42 or may be original issue. Original issue stock may be registered under the Securities Act of 1933, as amended (the "1933 Act"), but at present it is expected that the common stock would not be registered and that the common stock acquired by the third parties would be subject to resale restrictions pursuant to Rule 144 under the 1933 Act. Such transactions would not occur while a public offering is being made.

          The ability to offer stock as consideration makes a transaction more economical for Sierra Pacific as well as for the seller of the business. Therefore, Sierra Pacific requests authorization to issue common stock in consideration for an acquisition by Sierra Pacific or a Non-Utility Subsidiary of securities of a business, the acquisition of which is exempt under Rule 58 or
Section 34 of the Act. The Sierra Pacific common stock would be valued at market value based upon the closing price on the day before the closing of the sale or based upon average high and low prices for a period prior to the closing of the sale as negotiated by the parties. From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of common stock on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized.

          b.   Preferred Stock

               i.   General

          Although Sierra Pacific does not currently have any shares of preferred stock outstanding, nor are any shares currently authorized for issuance under its Restated Articles of Incorporation, Sierra Pacific may find it advantageous to issue preferred stock to meet some portion of its financing requirements. In such event, Sierra Pacific would request approval from its common shareholders of an amendment to its Restated Articles of Incorporation to create one or more classes of preferred stock. It is anticipated that any such class of preferred stock would authorize the Board of Directors of Sierra Pacific to issue preferred stock in one or more series, with such terms, including par value or stated value, dividend amount, payment dates, redemption provisions, rights to convert into common stock or other securities of Sierra Pacific, and relative preference of dividends and upon liquidation, as the Board of Directors deems appropriate at the time of issuance. Such terms would be set forth in a certificate of designation which would be filed with the Secretary of State of the State of Nevada. The aggregate amount of financing obtained by Sierra Pacific during the Authorization from issuance and sale of preferred stock shall not exceed $900 million.

               ii.  Conversion of Mandatorily Convertible Securities

          Part of Sierra Pacific's plan to increase its common equity may involve the issuance, during the Authorization Period, of up to $300 million of mandatorily convertible securities which will convert to common equity no later than three years following the date of issue. It is contemplated that these convertible securities will consist either of preferred stock or long-term, unsecured debt securities of Sierra Pacific. At the time of issuance of these securities, Sierra Pacific will need to reserve for issuance a sufficient amount of preferred stock to cover the potential conversion of the entire amount of convertible securities. Therefore, Sierra Pacific's request for authorization to issue $900 million of preferred stock includes $300 million of preferred stock that would be issued upon conversion of the mandatorily convertible securities.

          c.   Short-Term Debt

          Sierra Pacific and its Subsidiaries further request Commission authorization during the Authorization Period to issue short-term debt securities in an amount not to exceed $940 million. This short-term debt will be used to fund the general working capital needs of the Subsidiaries following the Transaction.

          The issuance of short-term debt requested in this Application/Declaration is in addition to the $2.1 billion of short-term debt requested in the Merger U-1 to provide temporary funding for the Transaction. As described in the Merger U-1, the short-term debt incurred to fund the Transaction will be paid off in part with a portion of the proceeds of the divestiture of SPPC's and Nevada Power's electric generation assets as well as the sale of common equity and/or non-core assets, with the balance refinanced with a combination of trust preferred stock, hybrid securities, and/or long-term debt within one year following the closing of the Transaction.

          The short-term debt requested in this Application/Declaration will consist of one or more of the following: borrowings from commercial or investment banks or other financial institutions; commercial paper; money market notes; or, floating rate or variable notes (all as described below).

          Sierra Pacific currently maintains a committed line of credit for $150 million under an unsecured revolving credit facility with Mellon Bank, First Union National Bank and Wells Fargo, as syndication agents. This facility may be used for working capital and general corporate purposes, including for commercial paper backup and is currently scheduled to decrease in amount prior to closing of the Transaction. Accordingly, it is anticipated that any short-term loans borrowed by Sierra Pacific in connection with or after the Transaction will be borrowed under one or more new facilities to be entered into prior to or at the time of the Transaction. It is likely that any such credit facilities would be provided by a syndicate comprised of a number of commercial banks or other financial institutions.

          Sierra Pacific also may sell commercial paper in established domestic or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Sierra Pacific will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies. The commercial paper programs will be backed up by the bank credit facilities described above.

          Sierra Pacific also may incur short-term debt through the issuance of instruments customarily referred to as "money market notes," "floating rate notes" or "variable rate notes." This type of debt is usually issued pursuant to a fiscal and paying agency agreement or similar type of agreement, rather than through an indenture, and bears an interest rate that is either (i) tied to a customary interest rate index such as LIBOR which is adjusted on a periodic basis or (ii) set by an auction process. These notes are typically sold to qualified institutional investors or other accredited investors pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended, although it is possible that they may be offered in one or more of the manners described under Long-Term Debt below. The maturity of these notes may vary from less than one year to up to two years. Hence, they are referenced in this Application/Declaration both under Short-term debt and long-term debt. The specific terms of any such notes will be determined by Sierra Pacific at the time of issuance and will comply in all regards with the Financing Parameters.

          d.   Long-Term Debt

          Sierra Pacific requests Commission authorization during the Authorization Period to issue long-term debt securities in an amount not to exceed $950 million. These long-term debt securities will be used to provide medium to long-term financing for the various capital needs of the Sierra Pacific System following the Transaction. This amount is in addition to the long-term debt requested in the Merger U-1 to finance the Transaction consideration of $2.1 billion.

          The long-term debt securities requested in this Application/Declaration would be comprised of: (i) unsecured notes, debentures, medium-term notes, mandatorily convertible debt securities or other debt securities under an indenture (the "Sierra Pacific Indenture"); (ii) instruments customarily referred to as "money market notes," "floating rate notes" or "variable rate notes" with maturities of greater than one year; or (iii) long-term loans from commercial or investment banks pursuant to credit facilities or loan agreements. Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, conversion provisions, sinking fund terms and other terms and conditions as Sierra Pacific may determine at the time of issuance. Moreover, Sierra Pacific will not issue any new long-term debt unless its outstanding long-term debt is rated "investment grade" by at least one nationally recognized statistical rating organization. The request for authorization for Sierra Pacific to issue long-term debt securities is consistent with authorization that the Commission has granted to other combination gas and electric holding companies. See Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999) (authorizing the issuance of debt securities by the registered holding company, including the refinancing of $4.5 billion of acquisition indebtedness); Conectiv, Inc., Holding Co. Act Release No. 26921 (Sept. 28, 1998) (authorizing issuance of up to $250 million of debentures); and Cinergy Corp., Holding Co. Act Release No. 26909 (Aug. 21, 1998) (authorizing the issuance of up to $400 million of unsecured debt securities).

               i.   Terms of Sierra Pacific Indenture

          Sierra Pacific has filed a universal shelf registration with the Commission on June 7, 1999 (Registration No. 33380149) covering the issuance of up to $500 million of senior, unsecured debt or trust preferred securities. As part of that filing, Sierra Pacific filed a form of the Sierra Pacific Indenture, which will permit the issuance of a wide variety of senior, unsecured debt securities in one or more series. On May 9, 2000, Sierra Pacific issued $300 million of notes under the shelf registration. Proceeds from this issuance were utilized to retire the remaining balance of short-term debt incurred to complete the merger of Sierra Pacific and Nevada Power Company. Sierra Pacific currently anticipates no further issuance under the existing shelf registration.1 Rather, Sierra Pacific expects to file a new universal shelf registration with the Commission for the issuance of long-term debt securities authorized pursuant to the Merger U-1 or this Application/Declaration and may continue to utilize the Sierra Pacific Indenture for any such issuance. The Sierra Pacific Indenture will be qualified under the Trust Indenture Act of 1939, as amended.

---------------

1 To the extent such issuance is made under the existing shelf registration, however, the issuance would be subject to the aggregate limits on financing authorization requested in this Application/Declaration.

          The Sierra Pacific Indenture will permit debt securities with a number of variable terms, such as the principal amounts (including original issue discount), interest rates (including those based on a formula or index), redemption terms, sinking funds, currency of payment, denominations, conversion provisions, events of default, etc., to be included or excluded or made applicable to a particular series of securities. These terms will be set forth either in (i) a supplemental indenture or (ii) an officer's certificate and company order, as applicable. In theory, any combination of the variable terms could be included in a single series of securities which, under current practice, would be called "notes," "debentures" or "medium-term notes." The Sierra Pacific Indenture will also permit any series of securities to be issued either in certificated form or in "global" form (i.e., transferable only by book entry on the records of a securities depository such as The Depository Trust Company).

          As discussed above, part of Sierra Pacific's plan to increase its common equity may involve the issuance of up to $300 million of mandatorily convertible securities which will convert to common equity no later than three years following the date of issue. It is currently contemplated that these convertible securities will consist of either preferred stock or long-term, unsecured debt securities of Sierra Pacific. The Sierra Pacific Indenture would permit the issuance of mandatorily convertible debt securities and the request for long-term debt authorization includes up to $300 million of such securities.

          Other than certain provisions relating to restrictions on liens, mergers and the sale of significant subsidiaries, the Sierra Pacific Indenture will contain no negative covenants or restrictions. Any additional covenants or restrictions negotiated at the time of issuance will be included in either (i) a supplemental indenture or (ii) an officer's certificate and company order, as applicable, establishing a particular security. The Sierra Pacific Indenture will contain the following event of default provisions: (i) defaults in payment of the Sierra Pacific Indenture securities; (ii) defaults under covenants under the Sierra Pacific Indenture, (iii) failures to comply with instruments governing other indebtedness and certain other agreements; and (iv) certain events of insolvency with respect to Sierra Pacific subject, as applicable, to customary grace periods.

          A copy of any new supplemental indenture under the Sierra Pacific Indenture or an officer's certificate and company order executed and delivered pursuant to this Authorization will be filed under cover of the first quarterly report under Rule 24 filed after such execution and delivery.

          Sierra Pacific may sell long-term debt securities covered by this Application/Declaration in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly to a limited number of purchasers or a single purchaser, including sales made pursuant to Rule 144A. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Sierra Pacific) or directly by one or more underwriters acting alone. The securities may be sold directly by Sierra Pacific or through agents designated by Sierra Pacific from time to time. If dealers are utilized in the sale of any of the securities, Sierra Pacific will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

               ii.  Terms of Borrowings from Banks and Other Financial
                    Institutions

          Borrowings from commercial or investment banks and other financial institutions will be unsecured and will rank pari passu with debt securities issued under the Sierra Pacific Indenture and the short-term credit facilities (as described above). Specific terms of any borrowings will be determined by Sierra Pacific at the time of issuance and will comply in all regards with the Financing Parameters. A copy of any additional note or agreement executed and delivered pursuant to this authorization will be filed under cover of the first quarterly report under Rule 24 filed after such execution and delivery.

               iii. Terms of Money Market Notes and Similar Instruments

          As noted above under Short-Term Debt, Sierra Pacific may issue instruments customarily referred to as "money market notes," "floating rate notes" or "variable rate notes." Although these notes frequently have maturities of less than one year, they can also be issued with maturities of up to three years. The specific terms of any such notes will be determined by Sierra Pacific at the time of issuance and will comply in all regards with the Financing Parameters. As is the case with the short-term version of this instrument, these notes are usually issued pursuant to a fiscal and paying agency agreement or similar type of agreement, rather than through an indenture, and bear an interest rate that is either (a) tied to a customary interest rate index such as LIBOR which is adjusted on a periodic basis or (b) set through an auction process. These notes are typically sold to qualified institutional investors or other accredited investors pursuant to Rule 144A, although they may also be sold in one or more of the manners described above for other long-term debt securities.

          e.   Total Financing Sought

          The aggregate amount of equity and debt financing to be obtained by Sierra Pacific during the Authorization Period pursuant to this Application/Declaration shall not exceed $3.15 billion.

          f.   Other Securities

          In addition to the specific securities for which authorization is sought herein, Sierra Pacific may also find it necessary or desirable to minimize financing costs or to obtain new capital under then-existing market conditions to issue and sell other types of securities from time to time during the Authorization Period. The issuance of any such securities would be subject to the aggregate $3.15 billion limit on equity and debt discussed above. Sierra Pacific will undertake to file an amendment in this proceeding which will describe the general terms of each such security and the amount to be issued and to request a supplemental order of the Commission authorizing the issuance thereof by Sierra Pacific.

          g.   Interest Rate Risk Management Devices

          Sierra Pacific requests authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Sierra Pacific would employ interest rate swaps as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt,
(iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Thus, Sierra Pacific will not engage in "leveraged" or "speculative" transactions. The underlying interest rate indices of such interest rate swaps will closely correspond to the underlying interest rate indices of Sierra Pacific's debt to which such interest rate swap relates. Sierra Pacific will only enter into interest rate swap agreements with counter parties whose senior debt ratings, as published by Standard & Poor's, A Division of The McGrawHill Companies, are greater than or equal to "BBB+", or an equivalent rating from Moody's Investors Service, Inc., Fitch IBCA, Inc. or Duff & Phelps Credit Rating Co.

          Sierra Pacific and its Subsidiaries will comply with SFAS 80 ("Accounting for Futures Contracts"), SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities") when it is implemented or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). In addition, these financial instruments will qualify for hedge accounting treatment under FASB rules.

     2.   Utility Subsidiary Financing

          As indicated on Exhibit H-1 hereto, the Utility Subsidiaries have financing arrangements in place. These arrangements will remain in place following the Transaction and are described in more detail in Exhibit H-1 hereto.

          Rule 52 provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by the Utility Subsidiaries because they must be approved by the relevant state public utility commission, which, depending on the particular subsidiary involved, may mean either the Public Utilities Commission of Nevada (the ("PUCN") or the Oregon Public Utility Commission (the "Oregon PUC"). However, certain external financings by the Utility Subsidiaries for which authorization is request herein may be outside the Rule 52 exemption. The authority herein sought excludes financings exempt under Rule 52. Financings obtained under this authorization will be used for general corporate purposes and working capital requirements.

          a.   Short-Term Debt

          Authority is requested for PGE to issue commercial paper and establish credit lines in the aggregate amount of $350 million to be outstanding at any one time during the Authorization Period. (This amount is included in the $940 million of short-term debt described in Item I.F.1.c above.) PGE requests authority to sell commercial paper, from time to time, in established domestic or European commercial paper markets in a manner similar to Sierra Pacific as discussed above. PGE may further maintain back-up lines of credit in an aggregate amount not to exceed the amount of authorized commercial paper.

          Credit lines may be set up for use by PGE for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. PGE will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary. Subject to the limitations described herein, PGE may engage in other types of short-term financings as it may deem appropriate in light of its needs and market conditions at the time of issuance including, but not limited to, the issuance of "money market notes," "floating rate notes" or "variable rate notes" in a manner similar to Sierra Pacific as discussed above.

          b.   Interest Rate Risk Management Devices

          PGE requests authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or other similar agreements to the extent the same are not exempt under Rule 52. Such authority would be subject to the same conditions as are specified above for Sierra Pacific. PGE may employ interest rate swaps as a means of managing risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption. PGE requests authority to make and continue use of financial hedging instruments in connection with utility operations. PGE will not engage in speculative transactions.

     3.   Non-Utility Subsidiary Financings

          The Merger U-1 contemplates, and the order permitting the Merger U-1 to become effective will authorize, the formation or retention of other Non-Utility Subsidiaries which do not currently have outstanding debt. It is expected that future financing by all such Non-Utility Subsidiaries will be made pursuant to the terms of Rule 52.

          The Non-Utility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of their existing energy-related or otherwise functionally-related, non-utility business. They will be competing with large, well-capitalized companies in different sectors of the energy industry and other industries. In order to quickly and effectively invest in such competitive arenas, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. The majority of such financings will be exempt from prior Commission authorization pursuant to Rule 52(b). The Non-Utility Subsidiaries, however, may engage, from time to time, in types of security financing with non-affiliates that are not exempt from prior Commission approval. The Non-Utility Subsidiaries, therefore, request that the Commission
(i) reserve jurisdiction over the issuance of such additional types of securities and the amounts thereof and (ii) undertake to cause an amendment to be filed in this proceeding which will request a supplemental order of the Commission authorizing the issuance thereof by the subject Non-Utility Subsidiary.

     4.   Guarantees

          Sierra Pacific requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $100 million outstanding at any one time (not taking into account obligations exempt pursuant to Rule 45). Included in this amount are guarantees and other credit support mechanisms of Sierra Pacific's Subsidiaries. Sierra Pacific requests that this guarantee authority include the ability to guarantee debt.

     5.   Changes in Capital Stock of Wholly Owned Subsidiaries

          The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Sierra Pacific or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this filing cannot be ascertained at this time. It is possible that the proposed sale of capital securities may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. Also, a wholly owned Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is hereby made for authority to change the terms of any such wholly owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Sierra Pacific or other intermediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business.

     6.   Amortization of Goodwill

          Sierra Pacific expects that the Transaction will result in the amortization of goodwill equal to the excess of consideration to be paid to Enron over the net value of assets acquired. Sierra Pacific estimates this goodwill to be approximately $845 million, which will be amortized at the holding company level over a forty year period. Accordingly, Sierra Pacific estimates a reduction in net income associated with this amortization of approximately $21 million per year. As this merger-related accounting adjustment will be recorded by Sierra Pacific, it will not affect the cash flow associated with the utility subsidiaries and there will be no need to pay dividends out of unearned surplus.

     7.   Financing Entities

          Authority is sought for Sierra Pacific and the Subsidiaries to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption.2 Request is also made for these financing entities to issue such securities to third parties in the event such issuances are not exempt pursuant to Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by Sierra Pacific or any of the Subsidiaries to a financing entity in return for the proceeds of the financing, (ii) the acquisition by Sierra Pacific or any of the Subsidiaries of voting interests or equity securities issued by the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from 1 to 3 percent of the capitalization of the financing entity) and (iii) the guarantee by the Applicants of such financing entity's obligations in connection therewith. Each of the Applicants also requests authorization to enter into an expense agreement with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such financing entities to third parties pursuant to this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee will not be so included.

---------------

2 Both SPPC and NPC have existing subsidiaries that have issued trust preferred securities to the public and hold debentures of their respective parent company. Sierra Pacific established two subsidiaries in connection with the filing of its universal shelf registration statement for the purpose of issuing trust preferred securities. Although it is currently anticipated that no trust preferred securities will be issued under the existing universal shelf registration, Sierra Pacific intends to keep such subsidiaries in existence for possible use in future financings. Authorization is requested to retain the foregoing financing entities.

G.   Authority to Restructure Non-Utility Interests

          Similar to the authority granted in Columbia Energy Group, Holding Co. Act Release No. 27099 (Nov. 5, 1999), Sierra Pacific seeks a general grant of authority to restructure, from time to time, its non-utility interests as may be appropriate to enable the Sierra System to participate effectively in its authorized non-utility activities. Such restructuring may involve the formation of new subsidiaries and the reincorporation of existing subsidiaries in a different state. A reincorporation could take place by merging the existing subsidiary with a successor incorporated in the desired state. This general grant of authority will enable the Sierra System to compete more effectively in its non-utility activities and will apply only to those businesses in which Sierra Pacific is authorized, whether by statute, rule, regulation or order, to engage. The proposed restructuring activities would not involve the entry into another business or otherwise implicate a regulatory concern under the Act. As a result, this general grant of authority would eliminate the need for subsequent filings which, while largely a matter of form, represent additional demands on the Commission's resources in this area.

H. Common Stock Investment Plan, Non-Employee Director Stock Plan and Employee Benefit Plans

          Sierra Pacific proposes, from time to time during the Authorization Period, to issue and/or to acquire in open market transactions or by some other method which complies with applicable law and Commission interpretations then in effect, up to 5 million shares of Sierra Pacific common stock under the Common Stock Investment Plan, as defined below, and 1.6 million shares of Sierra Pacific common stock under the Sierra Pacific Plans, as defined below. Sierra Pacific also proposes to issue options exercisable for common stock and common stock upon the exercise of options.

     1.   Common Stock Investment Plan

          Sierra Pacific maintains a dividend reinvestment plan with a direct stock purchase feature called the Sierra Pacific Resources Common Stock Investment Plan ("Common Stock Investment Plan"). The Common Stock Investment Plan will remain in effect following completion of the Transaction.

          Set forth below is a description of the principal terms of the Common Stock Investment Plan:

          The Common Stock Investment Plan offers shareholders and other investors the opportunity to buy, hold and sell shares of Sierra Pacific common stock. Existing Sierra Pacific shareholders may reinvest dividends on all of their shares of common stock held in certificate and book entry form in their Plan account. Investors who are not already shareholders may join the Plan by making an initial investment of at least $250, up to a maximum of $100,000 per year. All participants in the Plan may invest additional cash amounts of not less than $50 per payment, up to $100,000 per year, to purchase additional shares of Sierra Pacific common stock. The shares of common stock issued under the Plan can be either newly-issued shares or shares purchased on the open market by an independent agent of Sierra Pacific, currently Harris Trust Company of New York. Sierra Pacific may not change from newly-issued shares to open market purchases more than once in any three (3) month period and only if the board of directors or chief financial officer of Sierra Pacific determines that Sierra Pacific's need to raise additional capital has changed or that there is another valid reason for the change, such as an action by a state or federal regulatory agency recommending or requiring a change in the capital structure of Sierra Pacific or any of its major subsidiaries. The current commission charge for purchasing shares is $.05 per share. The Plan purchases shares once a month usually on the first day of the month. Cash received and reinvested dividends are sent to the Plan's administrative agent. A statement is sent each time there is activity in a shareholder's account.

          The Common Stock Investment Plan currently acquires shares in the open market. All cash received for this Plan is used to buy shares for Plan participants. The total number of shares issued under the Plan in 1999 was 470.

          A full statement of the current provisions of the Common Stock Investment Plan is included in Sierra Pacific's Registration Statement on Form S-3 (Exhibit I-1 hereto).

     2.   Employee and Director Stock-Based Plans

          a.   Sierra Pacific Plans

          Sierra Pacific currently maintains the following employee stock-based plans: Non-Employee Director Plan, Executive Long-Term Incentive Plan and Employee Stock Purchase Plan (collectively, the "Sierra Pacific Plans"). The Sierra Pacific Plans will remain in effect following completion of the Transaction. Set forth below is a summary of certain features of each of the Sierra Pacific Plans, which summary is qualified by reference to each such plan (Exhibits I-2, I-3, and I-4 hereto):

               i.   Sierra Pacific Non-Employee Director Stock Plan

          The purpose of this plan is to promote the achievement of long-term objectives of Sierra Pacific by linking the personal interest of eligible directors, non-employee individuals who are members of Sierra Pacific's Board of Directors, to those of Sierra's shareholders and to attract and retain highly qualified eligible directors by mandating that a portion of the annual retainer fee of each participant be paid in Sierra Pacific common stock. The number of shares to be issued to each participant as a stock payment is determined by dividing the applicable market price of the stock into the amount of the annual retainer in excess of $10,000. In lieu of receiving the cash portion of his or her annual retainer, a non-employee director may make an election to have all or part of the cash portion instead applied to purchase additional shares of common stock. In addition, in lieu of receiving a stock payment under the Plan, a non-employee director may elect to defer such receipt until he or she ceases to be a non-employee director. With respect to such deferred shares, the non-employee director is not a shareholder, has no vote and does not receive cash dividends. Shares for the Plan are currently purchased through open market transactions. The total number of shares issued from this plan in 1999 was 11,924. A total of 150,000 shares has been authorized by the Board of Directors for issuance under this Plan, subject to approval by the shareholders at the Sierra Pacific annual meeting to be held in June 2000.

               ii.  Sierra Pacific Executive Long-Term Incentive Plan

          The purpose of Sierra Pacific's Executive Long-Term Incentive Plan (the "ELTIP") is to promote the success and enhance the value of Sierra Pacific by linking participants' personal interests with those of Sierra Pacific's shareholders, customers and employees, by providing participants with an incentive for outstanding performance, and to motivate, attract and retain the services of participants upon whom the success of Sierra Pacific depends. The ELTIP provides for the granting of stock options (both incentive stock options under Section 422 of the Internal Revenue Code and so-called non-qualified options), stock appreciation rights, restricted stock performance units, performance shares and bonus stock to participating employees.

          Executives granted performance shares under the ELTIP are assigned target awards at the beginning of each three-year period based primarily on salary level, level of responsibilities and competitive practices. Awards are based on the achievement of pre-established financial goals for Sierra Pacific. Goals have been established for customer satisfaction, total shareholder return compared with the Dow Jones Utility Index, and annual growth in earnings per share. Awards under this plan represent a significant portion of executives' "at-risk" compensation. Awards may be paid in stock or cash or a combination of stock and cash.

          The total number of shares issued from the plan in 1999 was 5,493. A total of 1,750,000 shares has been authorized by the Board of Directors for issuance under this Plan, subject to approval by the shareholders at the Sierra Pacific annual meeting to be held in June 2000.

               iii. Sierra Pacific Employee Stock Purchase Plan

          The purpose of the Sierra Pacific Employee Stock Purchase Plan (the "ESPP") is to encourage stock ownership in Sierra Pacific by employees in order to give them an increased interest in the success and progress of Sierra Pacific and to strengthen their desire to continue in its employment. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

          All employees of Sierra Pacific and any of its subsidiaries (to the extent approved by Sierra Pacific's Board of Directors and the board of directors of such subsidiary) who are customarily employed for more than 20 hours per week and more than five(5) months per year may participate in the ESPP. The ESPP provides that twice each year, at the beginning of designated six-month payment periods, Sierra Pacific will grant to each eligible employee who is then a participant in the ESPP and option to purchase Sierra Pacific common stock at a price equal to the lesser of (i) 90% of the closing price for such stock on the day the option was granted or (ii) 100% of the closing price for such stock on the offering exercise date.

          Employees who elect to participate in the ESPP will save regularly by payroll deductions up to, but not exceeding, 15% of base pay. Participants may not be granted an option to purchase stock at a rate that exceeds $25,000 of the fair market value of the stock for each calendar year in which the option is outstanding. At the end of each six-month period, these savings will be used to acquire Sierra Pacific common stock, with any brokerage commissions to be paid by Sierra Pacific.

          The total number of shares issued from the ESPP in 1999 was 7,717. A total of 900,162 shares has been authorized by the Board of Directors for issuance under this Plan, subject to approval by the shareholders at the Sierra Pacific annual meeting to be held in June 2000.

I.   Tax Allocation Agreement

          Sierra Pacific proposes to enter into a tax allocation agreement with the Subsidiaries, a copy of which is attached hereto as Exhibit J-1. This agreement will comply fully with Rule 45(c) under the Act, and no exemption is being requested in this connection at this time.

J.   Filing of Certificates of Notification

          It is proposed that, with respect to Sierra Pacific, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the 1933 Act be integrated with the reporting system under the Act. This integration would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Sierra Pacific. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of the last calendar quarter, in which transactions occur.

          The Rule 24 certificates will contain the following information:

          a. If sales of common stock by Sierra Pacific are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

          b. The total number of shares of Sierra Pacific common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted;

          c. If Sierra Pacific common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquiror;

          d. If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

          e. The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter;

          f. The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52;

          g. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

          h. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Sierra Pacific, that has engaged in jurisdictional financing transactions during the quarter; and

          i. Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application/Declaration will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24.

Item 2.   Fees, Commissions and Expenses

Estimated Legal Fees and Expenses           $ **
Estimated Miscellaneous Expenses            $ **
  --------
Total                                       $ **

** To be filed by amendment.


Item 3.   Applicable Statutory Provisions

A.   General

          Sections 6(a), 7, 9(a), 10 and 12 of the Act and Rules 42, 43, 45, 52 and 54 are considered applicable to the proposed transactions.

          To the extent that the proposed transactions are considered by the Commission to required authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

B.   Compliance with Rules 53 and 54

          Rule 54 under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), or other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. Sierra Pacific does not, and after the Transaction will not, retain any EWGs or FUCOs. Therefore, Rules 53(a), (b) and (c) are satisfied.

Item 4.   Regulatory Approvals

          The PUCN has jurisdiction over issuances of securities by SPPC and Nevada Power. The Oregon PUC has jurisdiction over issuances of securities by PGE, other than the issuance of notes with a maturity of one year or less. The regulatory approvals relating to the Transaction are described in the Merger U-1.

          Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.   Procedure

          The Applicants respectfully request that the Commission issue and publish not later than August 21, 2000, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than September 15, 2000, by which comments may be entered, and issue an publish an order granting and permitting this Application/Declaration to become effective concurrent with the issuance of an order approving the Merger U-1.

          The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

     Exhibits

     A-1 Articles of Incorporation of Sierra Pacific (Exhibit A-1 to Form U-1, File No. 70-9619, filed February 3, 2000, and incorporated herein by reference)

     A-2 By-Laws of Sierra Pacific (Exhibit A-2 to Form U-1, File No. 70-9619, filed February 3, 2000, and incorporated herein by reference)

     A-3 Articles of Incorporation of PGE (Exhibit A-3 to Form U-1, File No. 70-9619, filed February 3, 2000, and incorporated herein by reference)

     A-4 By-Laws of PGE (Exhibit A-4 to Form U-1, File No. 70-9619, filed February 3, 2000, and incorporated herein by reference)

     B-1 Sierra Pacific Indenture (Exhibit 4.2 to Form S-3, File No. 333-80149, dated June 8, 1999 and incorporated herein by reference)

     G-1 Sierra Pacific's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 1-8788, filed March 28, 2000, and incorporated herein by reference)

     G-2 Sierra Pacific's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 1-8788, filed May 15, 2000, and incorporated herein by reference)

     G-3 PGE's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 1-5532-99, filed March 3, 2000, and incorporated herein by reference)

     G-4 PGE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 1-5532-99, filed May 11, 2000, and incorporated herein by reference)

     H-1  Description of Existing Utility Subsidiary Financing Arrangements

     I-1 Sierra Pacific Common Stock Investment Plan (Form S-3D, File No. 333-77523, dated April 30, 1999 and incorporated herein by reference)

     I-2 Sierra Pacific's Non-Employee Director Stock Plan (Exhibit 99.2 to Form S-8, File No. 333-92651, dated December 13, 1999 and incorporated herein by reference herein)

     I-3 Sierra Pacific's Executive Long-Term Incentive Plan (Exhibit 99.1 to Form S-8, File No. 333-92651, dated December 13, 1999 and incorporated herein by reference herein)

     I-4 Sierra Pacific's Employee Stock Purchase Plan (Exhibit 99.3 to Form S-8, File No. 333-92651, dated December 13, 1999 and incorporated herein by reference herein)

     J-1 Sierra Pacific Resources Tax Sharing Agreement (to be filed by amendment)


Item 7.   Information as to Environmental Effects

          The transactions described in this Application/Declaration will not involve major federal action significantly affecting the quality of the human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. ("NEPA"). To the Applicants' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the applicants have duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


SIERRA PACIFIC RESOURCES



By:  /s/ William E. Peterson                      Date:  7/21/00
     ------------------------------                      -------

Name:  William E. Peterson
       -------------------

Title:  Senior Vice President, General Counsel and Corporate Secretary
        --------------------------------------------------------------



PORTLAND GENERAL ELECTRIC COMPANY



By:  /s/ Alvin L. Alexanderson                    Date:  7/21/00
     ------------------------------                       ------

Name:  Alvin L. Alexanderson
       ---------------------

Title:  Senior Vice President, General Counsel, and Secretary
        -----------------------------------------------------